

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Larry C. Barenbaum, President
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, MN 55441

      RE: **Christopher & Banks Corporation**
         Form 10-K for Fiscal Year Ended February 27, 2010
         Filed May 13, 2010;
         Schedule 14A for Annual Meeting on July 27, 2010
         Filed June 14, 2010
         File No. 1-31390

Dear Mr. Barenbaum:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 27, 2010

Item 8. Financial Statements and Supplementary Data, page 39

Consolidated Statement of Cash Flows, page 44

1.   We note on page 32 that you redeemed auction rate securities ("ARS") of approximately $4.6 million and $5.1 million in fiscal 2010 and 2009, respectively. We further note on page 26 of your November 27, 2010 Form 10-Q that you redeemed ARS of approximately $14.9 million in the first nine months of fiscal 2011.   It appears to us that you classified these ARS redemptions as operating activities in fiscal 2010 and 2011, and as investing activities in fiscal 2009. Please tell us the nature and purpose for which your ARS were acquired, and explain to us how you considered the nature and purpose in determining the classification of ARS redemption proceeds in your statement of cash flows. Also tell us why you classified the ARS redemption proceeds as investing activities in fiscal 2009 and as operating activities in fiscal 2010 and 2011.

Item 15. Exhibits

2. We note that Exhibits 10.32, 10.33, 10.35, 10.36, 10.38, 10.39, 10.43, and 10.44 are missing schedules, attachments and/or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

3. We note that the form of the restricted stock agreement filed as exhibit 10.46 has omitted the operating income target. It appears that the target is a material term of the contract. Please explain the basis for omitting this term under Item 601 of Regulation S-K.

Schedule 14A

4. We note that you utilize restricted stock with performance-based vesting in compensating your named executive officers. Please confirm that you will disclose in future filings the performance targets for these grants after the performance period has passed. Please provide us with draft disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield, staff accountant at (202) 551-3315 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551- 3395 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director